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                             September 10, 2021

       Heather Hasson
       Co-Chief Executive Officer
       FIGS, Inc.
       2834 Colorado Avenue, Suite 100
       Santa Monica, CA 90404

                                                        Re: FIGS, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
3, 2021
                                                            CIK No. 0001846576

       Dear Ms. Hasson:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Angelini at 202-551-3047 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              Alison A. Haggerty